Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions except ratio)

Nine Months Ended September 30, 2006
Earnings:
Income from continuing operations before income tax expense (1)	$1,265
Adjustments:
Fixed charges added to earnings	74
Dividends from equity affiliates	––
Amortization of capitalized interest	9

$1,348

Fixed Charges:
Net interest expense (2)	70
Portion of rental expense representative of interest	4

Fixed charges added to earnings	74
Capitalized interest	46

$120

Ratio of earnings to fixed charges	11.2

(1)	Income from continuing operations before income tax expense, minority interest and equity income of affiliates.
(2)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.